February 13, 2008

VIA EDGAR

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W., Stop 7010
Washington, DC 20549

Dear Mr. Schwall:

Re:	Crosshair Exploration & Mining Corp.
Form 20-F for Fiscal Year Ended April 30, 2007
Filed October 31, 2007
File No. 001-33439

     Crosshair Exploration & Mining Corp. (“Crosshair” or the “Company”) is responding to your letter dated January 30, 2008, relating to the above-referenced filing (the “Filing”). The comments contained in that letter and Crosshair’s responses are set forth below.

     In providing the responses below, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 20-F FOR THE FISCAL YEAR ENDED APRIL 30, 2007

General

SEC COMMENT:

1.      Please include your current Commission File Number, “001-33439”, on all future filings.

CROSSHAIR’S RESPONSE:

The Company will include the number on all future filings.

www.crosshairexploration.com	Head Office	Phone: 604-681-8030
General Email: info@crosshairexploration.com	1140 W. Pender Street, Suite 1240	Toll Free: 1-866-683-8030
Investors: Dan@crosshairexploration.com	Vancouver, BC, Canada V6E 4G1	Facsimile: 604-681-8039

CXX: TSX.V I CXZ: AMEX

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
February 13, 2008

Item 6. Directors, Senior Management, and Employees, page 41

6.A. Directors and Senior Management, and Employees, page 41

SEC COMMENT:

2.

We note your announcement on October 25, 2007 of the appointment of Chris Collingwood to your board of directors. Please revise your filing to include all information regarding Mr. Collingwood that is required by Form 20-F, including, without limitation, the information required by Items 6 and 7 of Form 20-F. See General Instruction C.(b) of Form 20-F.

CROSSHAIR’S RESPONSE:

The Company proposes to update the table preceding the biographical descriptions in Item 6.A. in its amended Form 20-F to include Mr. Collingwood, age 60, Director.

The Company also proposes to include the following biographical description in its amended Form 20-F:

Christopher Collingwood has been a member of our Board of Directors since October 2007. Mr. Collingwood is the Chairman and CEO of Baine Johnston Corp. (“Baine Johnston”), a privately held Newfoundland firm and has been actively involved with Baine Johnston since 1967. Baine Johnston is active in commercial and industrial real estate, commercial insurance, Leon's Furniture Ltd. Franchised Operations for Newfoundland and has investments in a number of other Newfoundland companies. Mr. Collingwood is a board member of a number of Newfoundland and Labrador companies including Consilient Technologies Ltd. and Pan Maritime Energy Services Inc. He is also a past public director of the Investment Dealers Association of Canada. Mr. Collingwood earned a B.Comm from Memorial University in 1970.

In addition, the Company will update all disclosure, which includes, but is not limited to, share ownership, in Items 6 and 7 as necessary to October 31, 2007.

In the course of updating the Share Ownership Table under Item 6.E. to include Mr. Collingwood, the Company discovered that the beneficial ownership information was not calculated correctly in that it included only common shares held and did not include securities exercisable into common shares within 60 days of the stated date. In addition, the stock option positions of certain directors were not listed. Accordingly, the Company will include the following in its amended Form 20-F:

The following table presents the beneficial ownership of the directors and those persons named in Item 6.B Compensation above as of October 31, 2007. As of October 31, 2007, we had 72,390,789 common shares issued and outstanding. The number of common shares beneficially owned by the persons listed below includes those securities exercisable into common shares within 60 days of October 31, 2007.

	Number of	Percent of Outstanding
Name	Common Shares	Common Shares
Mark J. Morabito	2,469,769 (1)	3.97%
C. Stewart Wallis	275,400 (2)	*

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
February 13, 2008

	Number of	Percent of Outstanding
Name	Common Shares	Common Shares
Jay Sujir	175,000 (3)	*
David Y.T. Lee	250,000 (4)	*
Geir Liland	325,000 (5)	*
Leo Power	232,700 (6)	*
Ian Smith	145,000 (7)	*
Chris Collingwood	350,300 (8)	*

*	Indicates less than one percent
(1)	Includes options to purchase 1,475,000 common shares
(2)	Includes options to purchase 230,000 common shares
(3)	Includes options to purchase 150,000 common shares
(4)	Includes options to purchase 230,000 common shares
(5)	Includes options to purchase 325,000 common shares
(6)	Includes options to purchase 225,000 common shares
(7)	Includes options to purchase 125,000 common shares
(8)	Includes options to purchase 100,000 common shares

The following table presents the stock options granted to the aforementioned persons and unexercised as of October 31, 2007. The stock options are for Common Shares.

		Number of
		Underlying
	Date of	Common		Exercise	Expiration
Name	Grant	Shares	Vested *	Price	Date
Mark J. Morabito	Mar. 6, 2007	500,000	125,000	$2.50	Mar. 6, 2012
	May 1, 2006	1,000,000	750,000	1.32	May 1, 2011
	Jan. 18, 2006	400,000	300,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	300,000	300,000	0.45	Feb. 4, 2010

C. Stewart Wallis	Mar. 6, 2007	100,000	25,000	$2.50	Mar. 6, 2012
	Jan. 18, 2006	100,000	75,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	100,000	100,000	0.45	Feb. 4, 2010
	Jan. 21, 2004	25,000	25,000	0.25	Jan. 21, 2009
	Jun. 19, 2003	5,000	5,000	0.25	Jun. 19, 2008

Jay Sujir	Mar. 6, 2007	100,000	25,000	$2.50	Mar. 6, 2012
	Jan. 18, 2006	100,000	75,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	50,000	50,000	0.45	Feb. 4, 2010

David Y.T. Lee	Mar. 6, 2007	100,000	25,000	$2.50	Mar. 6, 2012
	Jan. 18, 2006	100,000	75,000	1.00	Jan. 18, 2011
	Feb. 4, 2005	100,000	100,000	0.45	Feb. 4, 2010
	Feb. 17, 2004	30,000	30,000	0.25	Feb. 17, 2009

Geir Liland	Mar. 6, 2007	150,000	37,500	$2.50	Mar. 6, 2012
	May 24, 2006	150,000	112,500	1.32	May 24, 2011
	Jan. 18, 2006	100,000	75,000	1.00	Jan. 18, 2011
	Jun. 14, 2005	100,000	100,000	0.45	Jun. 14, 2010

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
February 13, 2008

		Number of
		Underlying
	Date of	Common		Exercise	Expiration
Name	Grant	Shares	Vested *	Price	Date
Leo Power	Mar. 6, 2007	100,000	25,000	$2.50	Mar. 6, 2012
	Nov. 17, 2006	100,000	50,000	2.26	Nov. 17, 2011
	May 24, 2006	100,000	75,000	1.32	May 24, 2011
	Jan. 5, 2006	100,000	75,000	0.90	Jan. 5, 2011

Ian Smith	Mar. 6, 2007	100,000	25,000	$2.50	Mar. 6, 2012
	Dec. 11, 2006	50,000	25,000	3.10	Dec. 11, 2011
	Aug. 21, 2006	150,000	75,000	1.43	Aug. 21, 2011

Chris Collingwood	Oct. 24, 2007	150,000	Nil	$1.95	Oct. 24, 2012
	Dec. 11, 2006	50,000	25,000	3.10	Dec. 11, 2011
	May 1, 2006	50,000	37,500	1.32	May 1, 2011
	Jan. 18, 2006	50,000	37,500	1.00	Jan. 18, 2011

*	Includes those options that are exercisable within 60 days of October 31, 2007.

Item 7.Major Shareholders and Related Party Transactions, page 50

Item 7.B. Related Party Transactions, page 50

SEC COMMENT:

3.

We note the disclosure regarding the geological consulting fees paid to a private company owned by one of your directors, the amounts owed to directors and officers for expenses paid on your behalf, and amounts owed from one of your directors for overpayment of management fees. Please provide the information required by Item 7(B) of Form 20-F regarding such related party transactions.

CROSSHAIR’S RESPONSE:

The Company proposes to include the following in the amended Form 20-F:

We engaged the services of Sundance Geological Ltd. (“Sundance”) for geological services. One of our directors, Stewart Wallis, is the principal of Sundance. We paid fees directly to Sundance in the amount of $27,245 during Fiscal 2007 and at April 30, 2007 $5,830 was owed to Sundance. Fees of $13,050 were paid to Sundance from April 30, 2007 through October 31, 2007. We currently expect to continue to utilize the services of Sundance.

Our directors and officers regularly incur expenses on our behalf for which they are reimbursed. As at April 30, 2007, we had outstanding expense reports from Gregory Davis as to $2,305.27, from J. Wayne Pickett as to $35.73 and from Mark J. Morabito as to $11,070.48.

During Fiscal 2006, we made an overpayment of management fees to Mark J. Morabito in the amount of $4,167. Mr. Morabito repaid this amount during Fiscal 2007.

Further, in updating the information in Item 7 to October 31, 2007, the disclosure relating to Anfield Sujir Kennedy & Durno and Target Exploration & Mining Corp. will be amended to read as follows:

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
February 13, 2008

We engaged the services of Anfield Sujir Kennedy & Durno Barristers & Solicitors for legal services relating to securities matters. One of our directors, Jay Sujir, is a partner of Anfield Sujir Kennedy & Durno. We paid fees directly to Anfield Sujir Kennedy & Durno in the amount of $25,882 for Fiscal 2007. Fees of $20,393 have been paid to Anfield Sujir Kennedy & Durno since April 30, 2007 through October 31, 2007. We currently expect to continue to utilize the legal services of Anfield Sujir Kennedy & Durno.

During the fiscal year ended April 30, 2007, we charged management fees of $40,000 to Target, a company of which several of our directors and officers serve as officers and directors. From May 1, 2007 to August 31, 2007, we received $20,000 in management fees from Target. Effective September 1, 2007, in lieu of management fees, we entered into a cost sharing arrangement with Target whereby we are reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. As of October 31, 2007, $38,089 was owed to us under this arrangement.

Item 15. Controls and Procedures, page 64

SEC COMMENT:

4.

We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in your periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Please revise your filing to state, if true, that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. In addition, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive office and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

CROSSHAIR’S RESPONSE:

The Company proposes to state as follows in its amended Form 20-F:

As of the end of the period covered by this report, we carried out an evaluation, under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our “disclosure controls and procedures” pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the U.S. Securities Exchange Commission rules and forms. In addition, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, so as to allow timely decisions regarding required disclosure.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
February 13, 2008

Item 16., page 64

Item 16.A. Audit Committee Financial Expert, page 64

SEC COMMENT:

5.	We note your disclosure that Ian Smith qualifies as an “audit committee financial expert.” Please disclose whether Mr. Smith is “independent.” See Item 16A.(a)2 of Form 20-F.

CROSSHAIR’S RESPONSE:

The Company proposes to insert the following in the amended Form 20-F:

The Board of Directors of the Company has determined that Mr. Smith is an independent director in accordance with the definition set forth in Section 121 of the American Stock Exchange Company Guide.

Financial Statements, page F1

SEC COMMENT:

6.	Please disclose the currency in which your financial statements are presented on the face of each financial statement, to comply with Article 3-20(b) of Regulation S-X.

CROSSHAIR’S RESPONSE:

The Company will add the currency on the face of each financial statement, that being Canadian Dollars, in the amended Form 20-F and in all future financial statement filings with the SEC.

Note 14 - Differences between Canadian and United States Generally Accepted Accounting Principles, page F29

SEC COMMENT:

7.

We note that the fiscal 2007 Canadian GAAP amounts of operating and investing cash flows you present as the starting point in you Canadian/U.S. GAAP statements of cash flows reconciliation, C$(2,676,963) and C$(9,885,981), respectively, do not agree with the corresponding amounts presented in your primary statements of cash flows, C$(3,798,445) and C$(8,764,499), respectively, on page F5.

The difference appears to relate to the purchase and sales of marketable securities, which you classified as an operating activity in your primary Canadian GAAP financial statements, but are effectively showing as investing cash flows under U.S. GAAP, due to the variance in your Canadian GAAP measures.

If you believe the cash flows associated with purchases and sale of marketable securities would need to be reported as investing activities for U.S. GAAP purposes, you would need to separately present adjustments in your reconciliation, rather than using different amounts for your Canadian GAAP measures.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
February 13, 2008

However, if this is your intent, tell us how the presentation would be consistent with the guidance in paragraphs 15 through 17 of SFAS 95, and paragraphs 8 and 9 of SFAS 102. Please revise your reconciliation of cash flows as necessary to properly present the Canadian GAAP amounts and to identify and disclose the rationale for all differences.

CROSSHAIR’S RESPONSE:

It was not the Company’s intention to reflect cash flows associated with the purchase and sale of marketable securities as “investing activities” under U.S. Generally Accepted Accounting Principals (“GAAP”). The cash receipts and cash payments resulting from the purchase and sale of marketable securities should be classified as “operating activities”, because they were acquired for resale and are carried at market value on the Company’s balance sheet. The Company intends to include the following disclosure in the notes to the financial statements accompanying the amended Form 20-F:

	2007	2006	2005
			(Restated)
Net cash flows from operating activities
Under Canadian GAAP	$(3,798,445)	$(1,950,263)	$(733,587)
Mineral properties	(9,068,381)	(2,421,945)	(1,279,032)

Net cash used in operating activities under US GAAP	(12,866,826)	(4,372,208)	(2,012,619)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	12,926,385	13,834,710	6,476,612

Net cash flows used in investing activities
Under Canadian GAAP	(8,764,499)	(2,683,178)	(1,510,334)
Mineral properties	9,068,381	2,421,945	1,279,032

Net cash provided by (used in) investing activities under	303,882	(261,233)	(231,302)
US GAAP

Net increase in cash and cash equivalents during the year	363,441	9,201,269	4,232,691

Cash and cash equivalents, beginning the year	13,947,976	4,746,707	514,016

Cash and cash equivalents, end of year	$14,311,417	$13,947,976	$4,746,707

SEC COMMENT:

8.

We note that the mineral properties’ cash flow adjustments presented in your Canadian/U.S. GAAP statements of cash flows reconciliation differ from the corresponding amounts in your primary Canadian GAAP statements of cash flows. Please provide us with details sufficient to understand the reasons for the differences between these figures, and also explain how they relate to the incremental expense reported in your reconciliation of net loss on page F30.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
February 13, 2008

CROSSHAIR’S RESPONSE:

The Company’s Canadian statement of cash flows for the year ended April 30, 2007 reflects cash expenditures of $8,480,906, and the cash flow adjustment presented in the Company’s Canadian/U.S. GAAP statement of cash flow reconciliations shows $8,238,406, for a difference of $242,500. This difference represents the following cash acquisition payments:

- Golden Promise Project - Note 5 a) ii)	$85,000
- Moran Lake Property – Note 5 b) i)	100,000
- Otter/Portage Lake Property – Note 5 c) i)	30,000
- Southern Golden Promise – Note 5 e)	27,500
Total	$242,500

These cash acquisition payments are capitalized for both Canadian and U.S. GAAP purposes and are therefore excluded from the reconciliation of the respective cash flows.

With respect to the incremental expense reported on the reconciliation of net loss on page F30, additions to the mineral properties balance per the Company’s Canadian GAAP balance sheet totalled ($14,551,292 - $3,919,761) $10,631,531, as per page F3. Of this amount, $1,320,650 related to acquisition costs which are capitalized for both Canadian and U.S. GAAP, and represents the difference in the Company’s U.S. GAAP mineral properties balances between 2007 and 2006 ($2,076,775 for 2007 and $756,125 for 2006) as seen in F30. Therefore, the remaining mineral property expenditures of $9,310,881 were expensed for U.S. GAAP purposes.

Exhibits 12.1 and 12.2

SEC COMMENT:

9.

In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 19 of Form 20-F. We note that your certifications are not set forth in such exact form. For example, we note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. We also note that you have omitted the phrase “certify that” in the introductory language of each certification, and that your certifications include bulleted statements, rather than the numbered statements set forth in Item 19. In future filings, including your amended 20-F, please file the certifications in the exact form set forth in Item 19 of Form 20-F.

CROSSHAIR’S RESPONSE:

The Company will file the correct form of certification with the amended Form 20-F and will ensure that the correct form of certification is used in the future.

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
February 13, 2008

Crosshair welcomes the opportunity to discuss the foregoing points further and clarify any open questions you may have at your convenience. I can be reached at (604) 681-8030 ext. 224.

Yours very truly,

CROSSHAIR EXPLORATION & MINING CORP.

/s/ Julie Bolden

Julie Bolden
VP Corporate Affairs

/jlb
Encl.

cc:

Thomas M. Rose, Troutman Sanders LLP
Karl Hiller, Securities Exchange Commission
Donald Delaney, Securities Exchange Commission
Laura Nicholson, Securities Exchange Commission
Mellissa Campbell Duru, Securities Exchange Commission